*** CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY CORNERSTONE HEALTHCARE PLUS REIT, INC. PURSUANT TO 17 CFR 200.83.
THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE AND ASTERISKS DENOTE SUCH OMISSIONS.***

CORNERSTONE HEALTHCARE PLUS REIT, INC.
1920 MAIN STREET, SUITE 400, IRVINE, CA 92614

July 7, 2010

VIA OVERNIGHT DELIVERY

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 Attn:

Re:	Cornerstone Healthcare Plus REIT, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File No. 000-53969

Dear Ms. LaMothe:

This letter provides further information from Cornerstone Healthcare Plus REIT, Inc. (the “Company”) in response to the comment raised by the Staff in a letter dated June 24, 2010 with regard to the above-referenced filing.  This letter supplements prior responses from the Company delivered to the Staff in a letter dated June 14, 2010. For your convenience, we have set forth below your relevant comment followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 4 – Investments in Real Estate, page F-13

1.
Comment: We have reviewed your response to comment one.  It is unclear from your response how you applied the guidance referenced to determine the significance of the acquisition under Rule 3-14 of Regulation S-X, given the purchase price of the property relative to your total assets at the date of acquisition.  To the extent you relied upon the amount of offering proceeds, please provide a detailed description of how you reached the conclusion that no financial data regarding the property or lessee was required.  In this regard, tell us where you are in the offering process, confirm that you are still in the initial distribution period and quantify the remaining proceeds used as a base for the calculation.

July 6, 2010

Response: The Company’s evaluation of the Mesa Vista Inn Health Center (“Mesa Vista”) acquisition was made under Rule 3-14 of Regulation S-X.  Mesa Vista is a real estate property that is leased to a single tenant on a long-term net lease basis.  We evaluated the significance of this acquisition in accordance with the Division of Corporation Finance Financial Reporting Manual, Section 2340.  We are a blind pool offering subject to Industry Guide 5 and are in the distribution period of our initial public offering.  In accordance with the manual’s Note to Section 2340.2, we measured the significance of the acquisition relative to the total amount of equity proceeds we expected in good faith to raise within the next twelve months.  We estimated such proceeds to be approximately [************] based on the estimate included in the business plan of our Company’s dealer manager. The $13 million purchase price of Mesa Vista represented approximately 8% of the estimated total gross proceeds to be raised in our offering within the next twelve months.  As of June 30, 2010, the actual total gross proceeds raised were approximately $79 million.  Therefore, our actual rate of capital raising was lower than that used in making our initial good faith estimate, and thus we have revised our good faith estimate based on recent information to [************] total gross proceeds to be raised in our offering within the next twelve months from acquisition, indicating the acquisition still results in being below 10% significance level at which no financial data regarding the property or lessee is required.

In connection with these responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned by telephone at 949-263-4326 or by fax at 949-852-2729.

Sincerely, /s/ Sharon Kaiser Sharon Kaiser Chief Financial Officer